Dreyfus Treasury Prime Cash Management
Statement of Investments
10/31/2004 (Unaudited)

U.S. Treasury Bills - 75.2%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
11/4/2004	1.49	458,635,000	458,578,267
11/12/2004	1.56	26,097,000	26,084,590
11/26/2004	1.55	79,627,000	79,541,583
12/9/2004	1.61	200,000,000	199,662,222
12/23/2004	1.54	180,000,000	179,602,200
12/30/2004	1.71	300,000,000	299,164,167
1/27/2005	1.87	150,000,000	149,323,937
2/10/2005	1.70	125,000,000	124,407,326
3/10/2005	1.85	200,000,000	198,688,500
4/28/2005	2.06	150,000,000	148,487,000
Total U.S. Treasury Bills			
(cost $1,863,539,792)			**1,863,539,792**
U.S. Treasury Notes - 20.5%			
5.875, 11/15/2004	1.61	20,000,000.00	20,031,869
7.875%, 11/15/2004	1.59	85,000,000.00	85,200,014
2.00%, 11/30/2004	1.37	100,000,000.00	100,047,324
1.75%, 12/31/2004	1.69	150,000,000.00	150,003,821
6.50%, 5/15/2005	1.91	150,000,000.00	153,552,643
Total U.S. Treasury Notes			
(cost $508,835,671)			**508,835,671**
Total Investments (cost $2,372,375,463)		**95.7%**	**2,372,375,463**
Cash and Receivables (Net)		**4.3%**	**107,843,028**
Net Assets		**100.0%**	**2,480,218,491**

Securities valuation policies and other investment related disclosures are hereby incorporated by reference
to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.